UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 19, 2015

Bank of the Ozarks, Inc.

(Exact name of registrant as specified in its charter)

Arkansas

(State or other jurisdiction of incorporation)

0-22759	71-0556208
(Commission File Number)	(IRS Employer Identification No.)

17901 Chenal Parkway, Little Rock, Arkansas	72223
(Address of principal executive offices)	(Zip Code)

(501) 978-2265

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On October 19, 2015, Bank of the Ozarks, Inc. (the “Company”) and its wholly-owned bank subsidiary, Bank of the Ozarks, entered into a definitive agreement and plan of merger (the “Agreement”) with Community & Southern Holdings, Inc. (“C&S”) and its wholly-owned bank subsidiary, Community & Southern Bank (“C&S Bank”). The Agreement provides that, upon the terms and subject to the conditions set forth therein, (i) C&S will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), and (ii) C&S Bank will merge with and into Bank of the Ozarks, with Bank of the Ozarks continuing as the surviving bank (the “Bank Merger”). The Merger is expected to be completed late in the first quarter of 2016 or early in the second quarter of 2016, subject to approvals by C&S shareholders and the Company’s shareholders, respectively, receipt of required regulatory and other approvals and satisfaction of customary closing conditions.

Subject to the terms and conditions of the Agreement, at the effective time of the Merger, each share of issued and outstanding C&S common stock and each outstanding C&S stock option, warrant, restricted stock unit and deferred stock unit will be converted into the right to receive shares of the Company’s common stock (plus cash in lieu of any fractional shares) based on the aggregate purchase price of approximately $799.6 million, or approximately $20.50 per fully diluted C&S share, subject to certain purchase price adjustments set forth in the Agreement. The number of shares of the Company’s common stock to be delivered at closing in satisfaction of the purchase price will be based on a floating exchange ratio based upon the volume weighted average price of the Company’s common stock for the fifteen (15) trading days ending on the second business day prior to closing, subject to a minimum and maximum price of $34.10 and $56.84, respectively. The transaction is expected to qualify as a tax-free exchange for shareholders of C&S.

The Agreement contains various customary representations, warranties and covenants by the Company and C&S. Pursuant to the Agreement, C&S and the Company have each agreed to convene and hold a special meeting of their respective shareholders to consider and vote upon the Merger. Additionally, C&S agreed that it will not solicit or encourage proposals for an alternative business combination transaction or, subject to certain exceptions, enter into discussions or furnish information in connection with any proposals for alternative business combination transactions.

In connection with the Agreement, each of the directors and certain officers and principal shareholders of C&S entered into voting agreements with the Company and the Company’s Chairman and Chief Executive Officer entered into a voting agreement with C&S, each agreeing to, among other things, vote their C&S shares and Company shares, respectively, in favor of the Merger.

The Agreement contains termination rights which may be exercised by C&S or the Company in specific circumstances, such as the following: a required regulatory approval has been denied by final, non-appealable action of a governmental entity; the parties are unable to complete the Merger by June 30, 2016 (provided that this date shall automatically extend to August 31, 2016 if the only outstanding condition to closing is the receipt of regulatory approvals); the other party has committed a breach of a representation, warranty or covenant and the breach is not or cannot be cured within 30 days; either C&S shareholders or the Company’s shareholders shall have failed to approve the Merger or C&S is in breach of its obligations not to solicit or encourage proposals from third parties for an alternative business combination transaction. If the Agreement is terminated under certain circumstances, C&S has agreed to pay the Company a termination fee of $23.9 million.

The Agreement has been approved by the boards of directors of each of the Company and C&S. The Merger will not be completed unless a number of customary closing conditions are met, including, among others: approval of the Merger by C&S and the Company’s shareholders; the effective registration of the issuance of the Company common stock under the Securities Act of 1933; receipt of required regulatory and other approvals and the expiration of applicable statutory waiting periods; the accuracy of specified representations and warranties of each party; each of the parties shall have performed and complied with all of their respective obligations under the Agreement; receipt of favorable tax opinions from each party’s respective tax counsel; and the absence of any injunctions or other legal restraints.

The foregoing summary of the Agreement and the voting agreements does not purport to be complete and is qualified in its entirety by reference to the complete text of those agreements. As such, the Agreement, which is attached hereto as Exhibit 2.1, is incorporated herein by reference; and the form of voting agreements, which is an exhibit to the Agreement, is also incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Agreement have been made only for purposes of, were and are solely for the benefit of the parties to, the Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, the representations and warranties in the Agreement (i) will not survive consummation of the Merger, unless otherwise specified therein, and (ii) were made only as of the date of the Agreement or such other date as is specified in the Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Agreement is included with this filing only to provide investors with information regarding the terms of the Agreement, and not to provide investors with any other factual information regarding the Company, C&S, their respective affiliates or their respective businesses. The Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company or C&S, their respective affiliates or their respective businesses, the Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 of the Company that will include a joint proxy statement of the Company and C&S and a prospectus of the Company, as well as in the other documents the Company may file with the Securities and Exchange Commission (“SEC”).

ADDITIONAL INFORMATION

This communication is being made in respect of the proposed merger transaction involving the Company and C&S. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, the Company will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and C&S and a prospectus of the Company. The Company also plans to file other documents with the SEC regarding the proposed merger transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about the Company and C&S, will be available without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge from the Company’s website at http://www.bankozarks.com under the Investor Relations tab.

The Company and C&S, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of C&S and the Company in respect of the proposed merger transaction. Information concerning such participants’ ownership of common stock of the Company and C&S and any additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

This communication contains certain forward-looking information about the Company and C&S that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. These forward-looking statements include, without limitation, statements relating to the terms and closing of the proposed transaction between the Company and C&S, the proposed impact of the merger on the Company’s financial results, including any expected increase in the Company’s book value and tangible book value per common share and any expected increase in diluted earnings per common share, acceptance by C&S customers of the Company’s products and services, the opportunities to enhance market share in certain markets, expectations regarding branch consolidation, if any, market acceptance of the Company generally in new markets, and the integration of C&S operations. You should carefully read forward-looking statements, including statements that contain these words, because they discuss the future expectations or state other “forward-looking” information about the Company and C&S. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, many of which are beyond the parties’ control, including the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approval, the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of C&S operations with those of the Company will be materially delayed or will be more costly or difficult than expected; the failure of the proposed merger to close for any other reason; the effect of the announcement of the merger on employee and customer relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees and customers); dilution caused by the Company’s issuance of additional shares of its common stock in connection with the merger; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; general competitive, economic, political and market conditions and fluctuations; and the other factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its most recent Quarterly Reports on Form 10-Q filed with the SEC. The Company assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, all of which speak only as of the date hereof.

Item 7.01	Regulation FD Disclosures.

Reference is made to the information set forth in response to Item 1.01, which information is incorporated herein by reference. A copy of the press release announcing the transaction is furnished as Exhibit 99.1 to this Current Report.

The Company has posted on the Investor Relations page of its internet website a slide presentation related to its proposed merger with C&S. A copy of the slide presentation is furnished as Exhibit 99.2 to this Current Report on Form 8-K. The foregoing description is qualified in its entirety by reference to such exhibit. The Company is not undertaking to update this presentation.

As provided in General Instruction B.2 to Form 8-K, the information furnished in Exhibits 99.1, 99.2 and 99.3 of this Current Report on Form 8-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and such information shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits:

Exhibit No.	Document Description

2.1	Agreement and Plan of Merger among Bank of the Ozarks, Inc., Bank of the Ozarks, Community & Southern Holdings, Inc. and Community & Southern Bank, dated as of October 19, 2015. Pursuant to Item 601(b)(2) of the Regulation S-K, certain schedules to this Agreement have not been filed with this exhibit. The schedules contain various items relating to the business of and the representations and warranties made by Community & Southern Holdings, Inc. and Community & Southern Bank. The Registrant agrees to furnish supplementally any omitted schedule to the SEC upon request.

2.2	List of Schedules to the Agreement and Plan of Merger.

99.1	Press Release dated October 19, 2015: Bank of the Ozarks, Inc. and Community & Southern Holdings, Inc. Enter into Definitive Agreement and Plan of Merger

99.2	Investor Presentation dated October 19, 2015

99.3	Bank of the Ozarks/ Community & Southern Bank Q&A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BANK OF THE OZARKS, INC.

Date: October 19, 2015	/s/ Greg L. McKinney
Greg L. McKinney
Chief Financial Officer and Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Document Description

2.1	Agreement and Plan of Merger among Bank of the Ozarks, Inc., Bank of the Ozarks, Community & Southern Holdings, Inc. and Community & Southern Bank, dated as of October 19, 2015. Pursuant to Item 601(b)(2) of the Regulation S-K, certain schedules to this Agreement have not been filed with this exhibit. The schedules contain various items relating to the business of and the representations and warranties made by Community & Southern Holdings, Inc. and Community & Southern Bank. The Registrant agrees to furnish supplementally any omitted schedule to the SEC upon request.

2.2	List of Schedules to the Agreement and Plan of Merger.

99.1	Press Release dated October 19, 2015: Bank of the Ozarks, Inc. and Community & Southern Holdings, Inc. Enter into Definitive Agreement and Plan of Merger

99.2	Investor Presentation dated October 19, 2015

99.3	Bank of the Ozarks/ Community & Southern Bank Q&A